
03054224

PB 4/4

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2003
WASH. D.C. 153 SECTION

SEC FILE NUMBER
8-38557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oro Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

313 Focis Street
(No. and Street)

Metairie (City) LA (State) 70005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miguel Uria (504)834-2221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ericksen, Krentel & LaPorte, LLP
(Name – *if individual, state last, first, middle name*)

4227 Canal Street (Address) New Orleans (City) LA (State) 70119 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Miguel Uria, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oro Financial, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORO FINANCIAL INC.

(S.E.C. I.D. NO. 8-38557)

FINANCIAL STATEMENTS

AND SUPPLMENTARY INFORMATION

FOR THE YEARS ENDED

DECEMBER 31, 2002 AND 2001

ERICKSEN KRENTEL & LAPORTE L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

4227 CANAL STREET
NEW ORLEANS, LOUISIANA 70119-5996
TELEPHONE (504) 486-7275 • FAX (504) 482-2516
WWW.ERICKSENKRENTEL.COM

CONTENTS

ERICKSEN KRENTEL & LAPORTE L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

4227 CANAL STREET
NEW ORLEANS, LOUISIANA 70119-5996
TELEPHONE (504) 486-7275 • FAX (504) 482-2516
WWW.ERICKSENKRENTEL.COM

JAMES E. LAPORTE*
RICHARD G. MUELLER
RONALD H. DAWSON, JR.*
KEVIN M. NEYREY
CLAUDE M. SILVERMAN*
KENNETH J. ABNEY*
W. ERIC POWERS

*PROFESSIONAL CORPORATION
BENJAMIN J. ERICKSEN - RETIRED
J.V. LECLERE KRENTEL - RETIRED

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Oro Financial, Inc.

We have audited the accompanying statements of financial condition of Oro Financial, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oro Financial, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has experienced a continued decline in revenue and net operating losses in recent years. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 8. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules "1" through "3" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 28, 2003

Ericksen, Krentel & LaPorte, LLP

Certified Public Accountants

Exhibit "A"

ORO FINANCIAL, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 142	$ 5,398
Deposit with clearing organization	25,000	25,000
Securities commissions receivable	436	581
Other receivables	-	602
Due from affiliates	1,400	-
Prepaid expenses	-	1,432
Income tax refund receivable	-	84
Furniture and equipment, at cost, less accumulated depreciation of $29,909 and $29,344	409	975
Total assets	$ 27,387	$ 34,072

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
LIABILITIES:		
Accounts payable	$ 109	$ 12,721
Taxes payable	5,057	5,057
Accrued expenses payable	4,408	4,108
Total liabilities	9,574	21,886
STOCKHOLDER'S EQUITY:		
Preferred stock - $25 par value, cumulative non-voting, 1,500 shares authorized, issued and outstanding	37,500	37,500
Common stock - no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	5,000	5,000
Additional paid-in capital	83,412	69,912
Operating deficit	(104,349)	(96,476)
	21,563	15,936
Less: Treasury stock at cost - 1,500 shares	(3,750)	(3,750)
Total stockholder's equity	17,813	12,186
Total liabilities and stockholder's equity	$ 27,387	$ 34,072

See accompanying NOTES TO FINANCIAL STATEMENTS

Exhibit "B"

ORO FINANCIAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
OTC and other	$ 678	$ 2,500
Insurance commissions	439	1,501
Securities commissions	-	4,824
Interest income	876	1,466
Total revenues	1,993	10,291
EXPENSES:		
Office expense	10,942	11,636
Insurance expense	1,194	3,152
Depreciation	565	809
Rent expense	500	5,145
Employee compensation and benefits	371	13,129
Exchange and clearing fees	100	1,728
Consulting fees	-	7,000
Interest expense	315	1,581
Other operating expenses	2,216	15,390
Total expenses	16,203	59,570
(Loss) from operations	(14,210)	(49,279)
OTHER INCOME:		
Other income	6,337	5,848
Total other income	6,337	5,848
(Loss) before income taxes	(7,873)	(43,431)
PROVISION FOR INCOME TAXES:		
Deferred	-	623
Total provision for income taxes	-	623
Net (loss)	$ (7,873)	$ (44,054)
(Loss) per share of common stock	$ (8)	$ (44)

See accompanying NOTES TO FINANCIAL STATEMENTS

Exhibit “C”

ORO FINANCIAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Preferred Stock	Common Stock	Additional Paid-in Capital	Operating Deficit	Treasury Stock	Total
Balance at December 31, 2000	$ 37,500	$ 5,000	$ 40,917	$ (52,422)	$ (3,750)	$ 27,245
Capital contribution	-	-	28,995	-	-	28,995
Net (loss) for the year 2001	-	-	-	(44,054)	-	(44,054)
Balance at December 31, 2001	37,500	5,000	69,912	(96,476)	(3,750)	12,186
Capital contribution	-	-	13,500	-	-	13,500
Net (loss) for the year 2002	-	-	-	(7,873)	-	(7,873)
Balance at December 31, 2002	$ 37,500	$ 5,000	$ 83,412	$ (104,349)	$ (3,750)	$ 17,813

See accompanying NOTES TO FINANCIAL STATEMENTS

Exhibit "D"

ORO FINANCIAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:		
Net (loss)	$ (7,873)	$ (44,054)
Adjustments to reconcile net (loss) to net cash (used for) operating activities:		
Depreciation	566	809
Changes in assets and liabilities:		
Decrease in securities commissions receivable	145	5,039
Decrease in receivable from syndication trades	-	6,125
Decrease (increase) in other receivables	602	(602)
Decrease in income tax receivable	84	-
Decrease in prepaid expenses	1,432	5,568
Decrease in deferred tax asset	-	623
(Decrease) in accounts payable	(12,612)	(5,392)
Increase in accrued expenses	300	4,547
Net cash (used for) operating activities	(17,356)	(27,337)
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:		
(Increase) in due from affiliates	(1,400)	-
Net cash (used for) investing activities	(1,400)	-
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:		
Capital contribution	13,500	28,995
Net cash from financing activities	13,500	28,995
Net (decrease) increase in cash and cash equivalents	(5,256)	1,658
Cash and cash equivalents at beginning of year	5,398	3,740
Cash and cash equivalents at end of year	$ 142	$ 5,398
Cash paid during the years ended December 31, 2002 and 2001 for:		
Interest expense	$ 15	$ 553

See accompanying NOTES TO FINANCIAL STATEMENTS

ORO FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

(1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Oro Financial, Inc. is registered as a broker with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a nonclearing broker and, as such, has an agreement with a third-party broker and dealer to act as the Company's clearing broker to carry and clear its customers' margin and cash accounts and transactions on a fully-disclosed basis. The Company's primary business is the marketing of general securities. The Company also provides consulting services to international companies seeking capital for real estate development.

Method of Accounting

Assets and liabilities and revenues and expenses are recognized on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation of furniture and equipment is provided using the straight-line method for financial reporting purposes over the following estimated useful lives:

Furniture	7 Years
Office equipment	5 Years

Expenditures for major renewals and betterments that extend the useful lives of furniture and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation charged to operations amounted to $565 and $809 for the years ended December 31, 2002 and 2001, respectively.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Consulting fees and syndication income are fully earned and recorded as revenue upon receipt.

ORO FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002 AND 2001

(1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between depreciable assets for financial and income tax reporting and net operating loss carryforwards for federal and state tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

(2) RECEIVABLE FROM CLEARING ORGANIZATIONS

Accounts receivable from clearing organizations consist of fees and commissions receivable. The Company considers accounts receivable from clearing organizations to be fully collectible; accordingly, no allowance for doubtful accounts is required. If the amounts become uncollectible, they will be charged to operations when that determination is made.

(3) RELATED PARTY TRANSACTIONS

During the years ended December 31, 2002 and 2001 the Company leased office space, on a month to month basis, from an affiliated company. Rent expense on this lease totaled $500 and $5,145 for the years ended December 31, 2002 and 2001, respectively. During 2002 the Company advanced $1,400 to an affiliated company. This amount is reflected on the balance sheet as due from affiliates at December 31, 2002.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $16,004, which was $11,004 in excess of its required net capital of $5,000. At December 31, 2001, the Company had net capital of $9,093, which was $4,093 in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2002 and 2001 was .60 to 1 and 2.41 to 1, respectively.

ORO FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002 AND 2001

(5) TREASURY STOCK

Treasury stock is shown at cost, and consists of 1,500 shares of preferred stock.

(6) INCOME TAXES

Deferred Taxes

The tax effects of temporary differences that give rise to significant portions of deferred taxes consist of the following:

	2002	2001
Difference between the net book value of fixed assets for financial and income tax reporting	$ (6)	$ (35)
Charitable contribution carryforward	19	19
Net operating loss carryforward	9,213	7,084
	9,226	7,068
Less: valuation allowance	(9,226)	(7,068)
Net deferred tax asset	$ -	$ -

The Company has unused net operating losses available for carryforward to offset future taxable income for income tax reporting purposes which expire as follows:

Year Ending December 31,	Net Operating Loss – Federal	Net Operating Loss – Louisiana
2015	$ 2,810	$ 794
2016	37,674	37,674
2017	7,331	7,331
	$ 47,815	$ 45,799

(7) CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of commissions receivable due from third-party brokers and dealers. The Company requires no collateral to secure the receivables.

ORO FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002 AND 2001

(8) GOING CONCERN

As shown in the accompanying financial statements, the Company has incurred net losses of $7,873 and $44,054 during the years ended December 31, 2002 and 2001. The Company's revenues have continued to decrease and the owner of the Company has made capital contributions to meet cash flow needs. Those factors, as well as the Company's reliance on revenue from a limited number of sources, create an uncertainty about the Company's ability to continue as a going concern. The Company is currently working on a plan to secure outside capital and to increase revenue through expansion of service to both existing and new clients. Management expects to finalize its plan and to begin implementation during the first half of 2003. The Company expects to return to profitability by the end of 2003. The ability of the Company to continue as a going concern is dependent on the success of this plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

(9) RECLASSIFICATION OF FINANCIAL STATEMENT PRESENTATION

Certain reclassifications have been made to the 2001 financial statements to conform with the 2002 financial statement presentation. Such reclassifications had no effect on net income or stockholders' equity as previously reported.

ORO FINANCIAL, INC.
COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS,
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
NET CAPITAL		
Total stockholder's equity	$ 17,813	$ 12,186
Deductions and/or charges:		
Unsecured receivables and prepaid expenses	(1,400)	(2,034)
Income tax refund receivable	-	(84)
Furniture and equipment, net	(409)	(975)
Net capital	$ 16,004	$ 9,093
AGGREGATE INDEBTEDNESS	$ 9,574	$ 21,886
COMPUTATION OF BASIC NET CAPITAL REQUIRMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess of net capital	$ 11,004	$ 4,093
Ratio: Aggregate indebtedness to net capital	.60 to 1	2.41 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part II of Form X-17A-5 as of December 31)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 9,992	$ 10,942
Audit Adjustments:		
(Understatement) overstatement of accounts payable and accrued liabilities	6,012	(2,430)
To record commissions receivable	-	581
Net capital per above	$ 16,004	$ 9,093
Aggregate indebtedness, as reported in Company's Part II (Unaudited) FOCUS report	$ 15,586	$ 19,456
Audit adjustments:		
To adjust accounts payable and accrued expenses	(6,012)	2,430
Aggregate indebtedness per above	$ 9,574	$ 21,886

Schedule "2"

ORO FINANCIAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Oro Financial, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as Oro Financial, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions through unaffiliated clearing organizations on a fully-disclosed basis.

During the years ended December 31, 2002 and 2001, Oro Financial, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

ORO FINANCIAL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
DECEMBER 31, 2002 AND 2001

	Market Value	Number of Items
Information for possession or control requirements:		
For the year ended December 31, 2002:		
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of December 31, 2002, (for which instructions to reduce to possession or control had been issued as of December 31, 2002 but for which the required action was not taken within the time frames specified under Rule 15c3-3)	None	None
Customers' fully-paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	None	None
For the year ended December 31, 2001:		
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of December 31, 2001, (for which instructions to reduce to possession or control had been issued as of December 31, 2001 but for which the required action was not taken within the time frames specified under Rule 15c3-3)	None	None
Customers' fully-paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	None	None

ERICKSEN KRENTEL & LAPORTE L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

4227 CANAL STREET
NEW ORLEANS, LOUISIANA 70119-5996
TELEPHONE (504) 486-7275 • FAX (504) 482-2516
WWW.ERICKSENKRENTEL.COM

JAMES E. LAPORTE*
RICHARD G. MUELLER
RONALD H. DAWSON, JR.*
KEVIN M. NEYREY
CLAUDE M. SILVERMAN*
KENNETH J. ABNEY*
W. ERIC POWERS

*PROFESSIONAL CORPORATION
BENJAMIN J. ERICKSEN - RETIRED
J.V. LECLERE KRENTEL - RETIRED

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Oro Financial, Inc.

In planning and performing our audit of the financial statements of Oro Financial, Inc. for the years ended December 31, 2002 and 2001, we considered its internal control structure including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Oro Financial, Inc. including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 28, 2003

Ericksen, Krentel & LaPorte, LLP

Certified Public Accountants